Filed pursuant to Rule 253(g)(2)

File No. 024-11377

This Supplement No. 7, dated August 5, 2022 (which we refer to as “this supplement”), supplements, and should be read in conjunction with, the offering circular (the “Offering Circular”), dated January 7, 2022, of Landa App, LLC, a Delaware series limited liability company (which we refer to as “we,” “us,” “our” or “our company”), as supplemented. The purpose of this supplement is to update certain lease information for the following Series (the “Updated Series”):

●	Landa App LLC - 8659 Ashley Way Douglasville GA LLC
●	Landa App LLC - 8670 Ashley Way Douglasville GA LLC
●	Landa App LLC - 8677 Ashley Way Douglasville GA LLC
●	Landa App LLC - 8678 Ashley Way Douglasville GA LLC

The purpose of this supplement is also to update information relating to the status the Properties underlying:

●	Landa App LLC - 8655 Ashley Way Douglasville GA LLC
●	Landa App LLC - 9439 Lakeview Road Union City GA LLC

LANDA APP LLC

6 W. 18th Street

New York, NY 10011

(646) 905-0931

Landa.app

CURRENT AND PREVIOUS SERIES OFFERINGS

The table below (the “Update Table”) shows key information related to each Updated Series and its underlying Property. The information in the Update Table supersedes any contrary previous information contained in the Master Series Table included in the Offering Circular, which can be found here; all other information in the Offering Circular is otherwise unchanged. In addition, please see the sections entitled “Description of the Properties” and “Use of Proceeds” included in the Offering Circular for more information regarding each of the Updated Series.

New Lease Agreements; Renewals

The following lease agreements (each, a “Lease Agreement”) were either renewed or entered into with a tenant on the terms set forth in the table below.

Series	Address	Lease Commencement Date	Monthly Rental Income (1)	Lease Expiration Date (2)
Landa App LLC - 8659 Ashley Way Douglasville GA LLC	8659 Ashley Way, Douglasville GA 30134	8/1/2022	$1,250.00	7/31/2023

Landa App LLC - 8670 Ashley Way Douglasville GA LLC	8670 Ashley Way, Douglasville GA 30134	8/1/2022	$1,050.00	7/31/2023

Landa App LLC - 8677 Ashley Way Douglasville GA LLC	8677 Ashley Way, Douglasville GA 30134	8/1/2022	$1,100.00	7/31/2023

Landa App LLC - 8678 Ashley Way Douglasville GA LLC	8678 Ashley Way, Douglasville GA 30134	8/1/2022	$1,100.00	7/31/2023

(1)	The Monthly Rental Income reflects the monthly rental payment set forth in the Lease Agreement.

(2)	After the Lease Expiration Date, the Lease Agreement will become a month-to-month lease, unless the tenant provides written notice at least thirty (30) days prior to the Lease Expiration Date of an intention to terminate the Lease Agreement.

The foregoing is a summary of the terms of the applicable Lease Agreement and does not purport to be a complete description of such terms. This summary is qualified in its entirety by reference to the applicable Lease Agreement, a form of which can be found here.

Property Vacancies; Lease Non-Renewals

Landa App LLC - 8655 Ashley Way Douglasville GA LLC

As of the date of this report, the tenant is still occupying the Properties underlying this Series and Landa Holdings, Inc. (the “Manager”) has commenced the process to remove these tenants. Once vacant, this Series will not earn any income and the Manager will not earn its Management Fee on Property until the Series enters into a new lease agreement with a tenant for the Property.

Landa App LLC - 9439 Lakeview Road Union City GA LLC

As of the date of this report, the tenant is still occupying the Properties underlying this Series and the Manager has commenced the process to remove these tenants. Once vacant, this Series will not earn any income and the Manager will not earn its Management Fee on Property until the Series enters into a new lease agreement with a tenant for the Property.